UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Itiquira Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G49773107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G49773107	13G	Page 1 of 5

1.	Names of Reporting Persons Itiquira Partners I
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,630,000 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,630,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,630,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)       See Item 4 below. The Reporting Person owns 5,630,000 Class B ordinary shares of the Issuer, which are automatically convertible into the Issuer’s Class A ordinary shares, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252222) (the "Registration Statement").

(2)       Excludes 6,600,000 Class A ordinary shares issuable upon the exercise of 6,600,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the initial public offering and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.

CUSIP No. G49773107	13G	Page 2 of 5

Item 1.

(a)	Name of issuer

Itiquira Acquisition Corp. (the “Issuer”).

(b)	Address of issuer’s principal executive offices

430 Park Avenue, Suite 202
New York, New York 10022

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by Itiquira Partners I (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

The address of the Reporting Person is: 430 Park Avenue, Suite 202, New York, New York 10022.

(c)	Citizenship

The Reporting Person is a Cayman Islands exempted company.

(d)	Title of class of securities

Class A ordinary shares, par value $0.0001 per share.

(e)	CUSIP No.

G49773107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G49773107	13G	Page 3 of 5

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person holds 5,630,000 shares of Class B ordinary shares, representing 19.6% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into Class A ordinary shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to adjustment, as more fully described in the section entitled “Description of Securities – Founder Shares” in the Issuer's Form S-1 as initially filed with the Securities and Exchange Commission on January 19, 2021, as amended.

The Reporting Person is governed by a board of directors consisting of six directors, Messrs. de Gouvea, Chomnalez and Silberman and Mmes. Herrera, Salles and Yu. Any action by the Reporting Person with respect to the Issuer or the shares owned by the Reporting Person, including voting and dispositive decisions, requires the approval of all directors of the Reporting Person. Under the so-called “rule of three,” because voting and dispositive decisions are made by all of the directors of the Reporting Person, none of the directors of the Reporting Person is deemed to be a beneficial owner of the Reporting Person’s securities, even those in which such manager holds a pecuniary interest. Accordingly, none of Messrs. de Gouvea, Chomnalez and Silberman or Mmes. Herrera, Salles and Yu is deemed to have or share beneficial ownership of the shares of the Issuer held by the Reporting Person.

The percentages used in this Schedule 13G are based on 23,000,000 of the Issuer’s Class A ordinary shares and 5,750,000 of its Class B ordinary shares issued and outstanding as of November 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2021, filed with the Securities and Exchange Commission on November 22, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Itiquira Partners I

By:	/s/ Paulo Carvalho de Gouvea
Name:	Paulo Carvalho de Gouvea
Title:	Director